SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

NovaCopper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66988K102

(CUSIP Number)

Electrum Strategic Resources L.P.
700 Madison Avenue, 5th Floor
New York, NY 10065
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	66988K102	Page 2 of 15

1	NAME OF REPORTING PERSON Electrum Strategic Resources L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,783,319 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,783,319 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,783,319 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.63% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 16,022,449 of the Issuer’s common shares and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants that are currently exercisable.

(2) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 3 of 15

1	NAME OF REPORTING PERSON The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,851 (3)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,851 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,851 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.90% (4)
14	TYPE OF REPORTING PERSON OO

(3) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P., (ii) 5,608,532 of the Issuer’s common shares held by Electrum Global Holdings L.P. and (iii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(4) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 4 of 15

1	NAME OF REPORTING PERSON Electrum Global Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,851 (5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,851 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,851 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.90% (6)
14	TYPE OF REPORTING PERSON OO

(5) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P., (ii) 5,608,532 of the Issuer’s common shares held by Electrum Global Holdings L.P. and (iii) 2,760,870 of the Issuers common shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(6) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 5 of 15

1	NAME OF REPORTING PERSON TEG Global GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,851 (7)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,851 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,851 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.90% (8)
14	TYPE OF REPORTING PERSON OO

(7) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P., (ii) 5,608,532 of the Issuer’s common shares held by Electrum Global Holdings L.P. and (iii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(8) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 6 of 15

1	NAME OF REPORTING PERSON Leopard Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,851 (9)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,851 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,851 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.90% (10)
14	TYPE OF REPORTING PERSON OO

(9) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P., (ii) 5,608,532 of the Issuer’s common shares held by Electrum Global Holdings L.P. and (iii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(10) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 7 of 15

1	NAME OF REPORTING PERSON GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 833,333 Common Shares
	8	SHARED VOTING POWER: 24,391,851 (11)
	9	SOLE DISPOSITIVE POWER: 833,333 Common Shares
	10	SHARED DISPOSITIVE POWER: 24,391,851 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,225,184 (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.68% (13)
14	TYPE OF REPORTING PERSON OO

(11) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P., (ii) 5,608,532 of the Issuer’s common shares held by Electrum Global Holdings L.P. and (iii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(12) Consists of the securities described in Footnote (11) and 833,333 of the Issuer’s common shares held by GRAT Holdings LLC

(13) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 8 of 15

1	NAME OF REPORTING PERSON Thomas Scott Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 273,739 (14)
	8	SHARED VOTING POWER: 24,391,851 (15)
	9	SOLE DISPOSITIVE POWER: 273,739 (14)
	10	SHARED DISPOSITIVE POWER: 24,391,851 (15)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,665,590 (16)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.10% (17)
14	TYPE OF REPORTING PERSON IN

(14) Consists of (i) 10,000 of the Issuer’s common shares held by Tigris Financial Group Ltd. (ii) 113,739 of the Issuer’s common shares issuable upon conversion of deferred share units and (iii)  150,000 of the Issuer’s common  shares issuable upon exercise of options held by Dr. Kaplan that are currently exercisable.  (15) Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic Resources, L.P., (ii) 5,608,532 of the Issuer’s common shares held by Electrum Global Holdings L.P. and (iii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Resources, L.P. that are currently exercisable.

(16) Consists of the securities described in Footnotes 14 and 15.

(17) Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as of June 19, 2015, after giving effect to the closing of the transactions contemplated by the  definitive arrangement agreement between the issuer and Sunward Resources Ltd., dated April 22, 2015.

CUSIP No.:	66988K102	Page 9 of 15

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on May 10, 2012, as amended and restated by Amendment Nos. 1, 2 and 3 to the Schedule 13D filed by the Reporting Persons (other than Thomas S. Kaplan) on December 31, 2012, July 9, 2014 and April 23, 2015  (as amended, the “Schedule 13D”) with respect to the common shares of NovaCopper Inc. (the “Issuer”).  The purpose of this Amendment is to report (i) the addition of Thomas Kaplan as a Reporting Person due to Mr. Kaplan’s possible membership in a group with the other Reporting Persons; (ii) the acquisition by Electrum Global Holdings L.P. of 5,608,532 common shares of the Issuer pursuant to the Arrangement (as defined below) and (iii)  changes in the percentage of the Issuer’s outstanding common stock beneficially owned by the Reporting Persons as a result of changes in the number of outstanding common shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.            Identity and Background

Items 2(a) and 2(b) of the Schedule 13D are hereby amended and restated as follows:

(a)              This Statement is being filed by Electrum Strategic Resources L.P., a Delaware limited partnership (“Electrum Strategic”),  Electrum Global Holdings L.P., a Cayman Islands exempted limited partnership (“Global Holdings”), TEG Global GP Ltd, a Cayman Islands exempted limited partnership (“Global GP”), The Electrum Group LLC, a Delaware limited liability company (“TEG Services”), Leopard Holdings LLC, a Delaware limited liability company (“Leopard”), GRAT Holdings LLC, a Delaware limited liability company (“GRAT Holdings”) and Thomas S. Kaplan, a natural person and citizen of the United States (“Kaplan” and, collectively, the “Reporting Persons”).  Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person to the extent applicable.

(b)              The principal business address of Leopard and GRAT Holdings is 535 Madison Avenue, 12th Floor, New York, New York 10022.  The principal business address of TEG Services, Electrum Strategic, Global Holdings, Global GP and Kaplan is 700 Madison Avenue, 5th Floor, New York, New York 10065.

Item 2(c) of the Schedule 13D is hereby amended by adding the following:

(c)              Kaplan’s principal business is to invest in securities and other assets, directly or indirectly.  Kaplan is also Chairman and Chief Executive Officer of TEG Services.

Items 2(d) and 2(e) of the Schedule 13D are hereby amended and restated as follows:

(d)           Neither any Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither any Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

CUSIP No.:	66988K102	Page 10 of 15

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

As previously reported in Item 4 of the Schedule 13D, on April 22, 2015, the Issuer entered into a definitive arrangement agreement (the “Arrangement”) with Sunward Resources Ltd. (“Sunward”), pursuant to which the Issuer agreed to acquire all of the issued and outstanding common shares of Sunward (“Sunward Common Shares”) in exchange for 0.3 Common Shares for each outstanding Sunward Common Share and such other consideration as is set forth in the Arrangement.

The transactions contemplated by the Arrangement (the “Transactions”) were consummated on June 19, 2015, and, as a result of the Transaction, Global Holdings and Tigris Financial Group Ltd. (“Tigris”), an entity that is wholly-owned and controlled by Kaplan, received 5,608,352 Common Shares and 10,000 Common Shares (collectively, the “Arrangement Shares”), respectively.  On the closing date of the Transactions, the closing price per Common Share of the Issuer was $0.52 per share.

Item 4.            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 is incorporated herein by reference.

Global Holdings and Kaplan (through Tigris) acquired their respective Arrangement Shares for investment purposes.  In connection with the consummation of the Transactions, and to facilitate the reconstitution of Issuer’s board of directors in connection with the Transactions, Kaplan resigned from the Issuer’s board of directors as of June 19, 2015.

As a shareholder of the Issuer, on an ongoing basis, each Reporting Person will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, one or more Reporting Persons may, from time to time, determine to increase or decrease its ownership of Common Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, each Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Kaplan may be deemed to be a member of a “group” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and Rule 13d-54 promulgated thereunder, with the other Reporting Persons.

CUSIP No.:	66988K102	Page 11 of 15

Item 5.            Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

As of June 24, 2015 the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below.  Percentage ownership is reflects 103,757,512 Common Shares outstanding, after giving effect to the consummation of the Transactions, based upon information furnished by the Issuer.

(a)

(1)	Reporting Persons

Number of shares:       25,498,923
Percentage of shares:       23.88%

(2)	Electrum Strategic

Number of shares:       18,783,319
Percentage of shares:       17.63%

(3)	Global Holdings

Number of shares:       24,391,851
Percentage of shares:       22.90%

(4)	Global GP

Number of shares:       24,391,851
Percentage of shares:       22.90%

(5)	TEG Services

Number of shares:       24,391,851
Percentage of shares:       22.90%

(6)	Leopard

Number of shares:       24,391,851
Percentage of shares:       22.90%

(7)	GRAT Holdings

Number of shares:       25,225,184
Percentage of shares:       23.68%

(8)	Kaplan

Number of shares:       24,664,590
Percentage of shares:       23.10%

CUSIP No.:	66988K102	Page 12 of 15

(b)

(1)	Electrum Strategic

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    18,783,319*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     18,783,319*

(2)	Global Holdings

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,851**
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,851**

(3)	Global GP

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,851**
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,851**

(4)	TEG Services

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,851**
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,851**

(5)	Leopard

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,851**
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,851**

(6)	GRAT Holdings

Sole power to vote or direct the vote:  833,333
Shared power to vote or direct the vote:     24,391,851**
Sole power to dispose or to direct the disposition:  833,333
Shared power to dispose or direct the disposition:     24,391,851**

(6)	Kaplan
Sole power to vote or direct the vote:  273,739***
Shared power to vote or direct the vote:     24,391,851**
Sole power to dispose or to direct the disposition:  473,739***
Shared power to dispose or direct the disposition:   24,391,851**

CUSIP No.:	66988K102	Page 13 of 15

* Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic, and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic that are currently exercisable.

**Consists of (i) 16,022,449 of the Issuer’s common shares held by Electrum Strategic, (ii) 5,608,532 of the Issuer’s common shares held by Global Holdings and (iii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic that are currently exercisable.

***Consists of (i) 10,000 of the Issuer’s common shares held by Tigris, (ii) 113,739 of the Issuer’s common shares issuable upon conversion of deferred share units and (iii)  150,000 of the Issuer’s common  shares issuable upon exercise of options held by Kaplan that are currently exercisable

Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings.  TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. Kaplan has the ability to direct such discretion of TEG Services. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein.  Kaplan is the sole shareholder of, and possesses sole voting and investment discretion with respect to the assets of Tigris, including the securities reported herein.

(c)              Except as set forth in Item 3 and the receipt by Kaplan of 4,691.288 and 1,177.333 of deferred stock units of the Issuer on June 3, 2015 and June 22, 2015, respectively, for his service as a director, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 7.            Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibit 99.3

99.3              Joint Filing Agreement

CUSIP No.:	66988K102	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2015

ELECTRUM STRATEGIC RESOURCES L.P. By: Electrum Strategic Management LLC, its General Partner

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Managing Director

ELECTRUM GLOBAL HOLDINGS L.P. By: TEG Global GP Ltd., its General Partner

By:	/s/ William Natbony
Name: William Natbony
Title: Director

LEOPARD HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager
TEG GLOBAL GP LTD.

By:	/s/ William Natbony
Name: William Natbony
Title: Director

CUSIP No.:	66988K102	Page 15 of 15

GRAT HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director
/s/ Thomas S. Kaplan
Thomas S. Kaplan